homeroom

Premium Short-Form E-Learning

PRE-SEED





Erik Spangenberg • Founder/CEO • erik@teamhomeroom.com

MARKET

The professional e-learning market is huge and growing fast.



9.16% CAGR
BILLION USD
64
70
77
84
91
100
109
2019
2020
2021
2022
2023
2024
2025

~$109 billion

by 2025

[PR Newswire]

Workers know that continuous learning is becoming critical.

Their peers are getting ahead.

TIME SPENT ON PROFESSIONAL LEARNING/WEEK


46%
54%

[Deloitte]

< 1 hour   > 1 hour

New tech is seen as an unprecedented threat.

43% of people think AI/automation will be able to do their job within five years.

[Udemy]

But most people don't have significant time for learning and turn to short-form content.

i.e. articles, newsletters, podcasts, Twitter

% OF PEOPLE WHO AGREE THAT TIME IS THE BIGGEST BARRIER TO LEARNING




58%
63%
50%
Gen Z
Millennial
Gen X

[LinkedIn]

PROBLEM

Learning from short-form content is painful and inefficient.

🏋️‍♀️ **High Friction**	🥤 **Low Quality Learning**
Managing content sources is burdensome.	Personal growth areas are ignored.
Hard to tell what is worth consuming upfront.	Newness of content is overvalued.
Prioritizing what to read can be paralyzing.	Hard to remember what is read.

PROBLEM

Frictionless, quality learning from short-form content will define a new $12.2 billion market category by 2025.*



Accessible
Fast
Engaging



Premium Short-Form Learning
homeroom
Social Platforms
Online Communities
twitter
LinkedIn
slack
tribe.
Newsletters
Articles
Virtual Events
Courses
Ebooks
Medium
substack
LinkedIn LEARNING
Udemy
FRICTIONLESS
LEARNING QUALITY

* links.homeroomtime.com/opportunity

PLATFORM

Homeroom is needle-moving weekly article collaboration with peers.

Effortless Starts
Tap the app and start reading.

Personalized Article Selection
Read what will directly address learning opportunities.

Weekly Article Teams
Work with peers toward weekly engagement goals.



7
The Alternative to Roadmaps
Marty Cagan
Silicon Valley Product Group
4 min read
TEAM THIS WEEK
2 DAYS LEFT
Claire
Sr. PM @ Square
Team Bonus
71/113

Crisp, Beautiful Re-formatting
Read delightfully.

Collaborative Engagement
Easily discuss and react to passages with your **Article Team**.

Premium Footnotes
Get exclusive perspective from featured subject matter experts.



I have always loved the General George Patton quote: "Don't tell people what to do; tell them what you need accomplished, and you'll be amazed at the results."
4
7
Unfortunately, typical roadmaps do just what the General warned against – they tell the team what to do. Usually that's in the form of a prioritized list of features or projects that someone believes will actually solve some problem (even if that problem is often not explicitly stated or understood).
For example, if your roadmap has "integrate PayPal as an additional payment method" on it, is that because you believe that there is a market of people that can't pay with your other payment methods, or because there's

Designed around the latest in Behavior Change Science.

THEORY	APPLICATION
📅 Theory of Planned Behavior	Established weekly cadence.
🤏 Self-Efficacy	Small size of task encourages belief in ability to complete it.
📱 Social Cognitive Theory	Mobile provides less burdened environment for learning triggers than email (where old habit lived).
👯 Social Learning	Team of peers and team engagement bonuses encourage weekly check-ins.
👩‍🍳 Tailoring	Personalized articles and tooling.

Strong Alpha Traction

Alpha opened on **April 14th, 2020**

First role-specific community:

Product Managers

Up next:

Marketing

Design

1,000+ invite requests with no marketing.

90% 3 month retention of paid accounts.

This format is GENIUS.



Ellen Rudolph
Product Manager
Oscar Health

I love what you all are doing.



Jon Bell
Sr. Product Manager
Netflix

I really didn't think this could be such a game changer.



Mike Czubakowski
Group PM
Castlight

We have first-mover-advantages that include high switching costs.

Digital Portfolios

Participation results in a high fidelity profile of your learning for external use.

Unique Social Graphs

Your connections are created by who you learn alongside.

homeroom

Status Format

Unique gamification acumulates status over time.

Our first community has given us a toehold into organizations with worldclass talent.

Apple
Google
Uber
amazon
twitter
zynga
McKinsey&Company
ebay
twilio
Square
YouTube
AngelList
Microsoft
slack
INTERCOM
lyft
wework
mixpanel
Capital One
BCG BOSTON CONSULTING GROUP

Better, faster, more affordable than today's premium e-learning.

homeroom

$199 /year

Platform Access

Weekly Articles
Content Library
Skills Library
Social Directory
Sharable Profile

Market Alternatives

Course Libraries

in LEARNING	~$239/year
treehouse	~$300/year

Advanced E-Learning Programs

REFORGE	$3,495+

Premium Communities

On Deck	$1,990+

Growth Drivers and Milestones



Michael Sippey
@sippey
CPO at Medium
really excited about what this team is doing



Growth Drivers
Milestones
$1,000,000
$750,000
$500,000
$250,000
$0
ARR
1,000+ pending invites
PM alpha commmunity
premium footnotes = influencer marketing
newsletter subscribers
launch 3 new job verticals
$100k ARR
490 users
seed round
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
2021
2022

Disclaimer: These projections are not guaranteed.

Team

Erik Spangenberg



Founder/CEO

New York, NY

octerra

Head of Product

Wake Forest University

BA, MA in Management

Blue Somogyi



VP of Engineering

New York, NY

DigitalOcean

Senior Software Engineer

Princeton University

School of Engineering

ADVISORS

Roo Harrigan



Head of Special Projects, Office of the CTO

slack

Matt Sonefeldt



VP of Investor Relations

ATLASSIAN

LinkedIn

Financing

We are seeking $250K through Wefunder

Use of funds:

10% towards marketing (social media content)
53% towards software development
30.5% towards operations (product and community leads)
6.5% towards Wefunder fees

Appendix

Why Now

SOCIAL LEARNING ON RISE

54% of people want more collaborative learning.

EXTRA LEARNING IS NOW CRITICAL

Competition for high paying jobs is rapidly accelerating.

The popularity of remote work increased 9% in 2019.

Roles are changing faster.

43% of people think AI/ automation will be able to do their job within five years.

58% of people say the biggest barrier to learning is time.

Classroom quality meets social learning for the first time.


Courses
online courses, workshops
Static Content
articles, books, podcasts
Social Platforms
twitter, slack, linkedin
homeroom
Busy learner values:
ENGAGEMENT
TIME
QUALITY

Opportunities to learn have become so valued by professionals that they are now the 2nd most influential factor in workplace happiness. *[Deloitte]*

But people think it's **too hard to find time.**


58%
63%
50%
Gen Z
Millennial
Gen X

And they **want more collaborative learning.**


71%
59%
56%
Gen Z
Millennial
Gen X

[LinkedIn Learning Report 2019]

Profiles are a rich portfolio that set you apart.


IN
Frank Fisher
Experience
Recruiter
homeroom
Isla Martone
Role-specific topics that Isla has discussed
Isla's **thoughts and discussions** with peers
Isla's engagement with **content**

Data from users consistently getting in the weeds with Skill Pages supports a proprietary growth loop.

Skill Page collaborations across many roles over time

Creates large amount of detailed data around users, roles, tools and industries

Improves our recommendations for your next:

Continued participation from value delivery

NOW	Article	Skill	Job	Career Path	**EVENTUALLY**

Team and Product Roadmap


Team Building
Hire +1 engineer, marketing manager
Hire +4 engineers
Hire community lead
Hire product designer
Product
iOS and Android
Weekly Article improvements
Skill Pages
Knowledge Management
Delightful interaction
Article Pages
Social graphing + profile improvements
Blocks
stealth
Machine Learning Alg. (Team and Article Matching)
2020
2021
Seed
2022

Disclaimer: These projections are not guaranteed.

Key Results



Q1 2021	Q2 2021	Q3 2021
Obsess over weekly participation - Tasteful game mechanics that delight - Accruing value of profiles - Habit-forming loops	Weekly participation cont. - More engagement between similar users Retention of target segment - Mounting loss of content - Weekly Topic format experiments	Virtuous loops - Penetrate teams via Slack app - Make profiles more valuable for public use - Make content more sharable
>10% of WAU post <15% churn	>30% of WAU post <10% churn	Viral co-efficient > 0.5 <7% churn

Disclaimer: These projections are not guaranteed.